ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

April 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: April 15-26, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for

MICHAEL A. TERRELL,
President

/mjh
enclosure

dlw 5/17

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

ider transaction detail - View details for insider

2004-04-29 18:35 ET

saactions sorted by : **Insider**
der family name : **TERRELL (Starts with)**
en name : **Michael A. (Starts with)**
saction date range : **April 15, 2004 - April 26, 2004**

der name: TERRELL, Michael A.

end: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

ning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

saction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
er name: St. Jude Resources Ltd.													
der's Relationship to Issuer: 4 - Director of Issuer													
urity designation: Common Shares Class "A"													
246338	2004-04-21	2004-04-29	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+7,000	1.4500	1,111,290						

ansaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
246340	2004-04-21	2004-04-29	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,500	1.5000	1,114,790						
246341	2004-04-22	2004-04-29	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+500	1.5700	1,115,290						
246346	2004-04-22	2004-04-29	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,800	1.5800	1,117,090						
246347	2004-04-26	2004-04-29	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,500	1.5000	1,118,590						